Free Writing Prospectus dated March 13, 2018

Relating to Preliminary Prospectus dated March 5, 2018

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-223072

Zscaler, Inc.

This free writing prospectus relates only to, and should be read together with, the preliminary prospectus dated March 5, 2018 (the “Preliminary Prospectus”) included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-223072) relating to the initial public offering of the common stock of Zscaler, Inc., which may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1713683/000119312518069515/d400527ds1a.htm

This free writing prospectus updates and supplements the Preliminary Prospectus and should be read together with the Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 17 of the Preliminary Prospectus. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus.

References to “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus. The following information supplements and updates the Preliminary Prospectus:

Initial public offering price	Between $13.00 and $15.00 per share (increased from $10.00 to $12.00 per share)

Common stock offered by us	12,000,000 shares (increased from 10,000,000 shares)

Underwriters’ over-allotment option	1,800,000 shares (increased from 1,500,000 shares)

Common stock to be outstanding after this offering (without the over-allotment option)	117,331,507 shares (increased from 115,561,838 shares)

Common stock to be outstanding after this offering (including the over-allotment option)	119,131,507 shares, if the underwriters exercise their over-allotment option in full (increased from 117,061,838 shares)

The number of shares of our common stock that will be outstanding after this offering is based on 105,331,507 shares of our common stock (including shares of our convertible preferred stock on an as-converted basis) outstanding as of January 31, 2018, and excludes:

•  14,949,423 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock under our equity incentive plans that were outstanding as of January 31, 2018, with a weighted-average exercise price of $5.06 per share;

•  2,965,890 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock under our equity incentive plans that were granted after January 31, 2018, with a weighted-average exercise price of $11.00 per share; and

•  12,700,000 shares of common stock reserved for future issuance under our Fiscal Year 2018 Equity Incentive Plan, or our 2018 Plan, and 2,200,000 shares of common stock reserved for future issuance under our Fiscal Year 2018 Employee Stock Purchase Plan, or our ESPP.

Our 2018 Plan and our ESPP each provide for annual automatic increases in the number of shares reserved thereunder, and our 2018 Plan also provides for increases to the number of shares of common stock that may be granted thereunder based on shares underlying any awards under our 2007 Stock Plan, or the 2007 Plan, that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans” in the Amendment No. 2 to the Registration Statement on Form S-1 relating to the offering.

Except as otherwise indicated, all information in this prospectus reflects and assumes:

•  the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•  the automatic conversion of all outstanding shares of our convertible preferred stock as of January 31, 2018 into an aggregate of 72,500,750 shares of our common stock, which will occur immediately prior to the completion of this offering;

•  no exercise of outstanding options subsequent to January 31, 2018;

•  no exercise by the underwriters of their over-allotment option; and

•  a 2-for-3 reverse split of our common stock effected on March 1, 2018.

Use of proceeds	We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $150.7 million (or approximately $174.2 million if the underwriters exercise their over-allotment option in full), based upon the assumed initial public offering price of $14.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Concentration of ownership	Upon the completion of this offering, our executive officers, directors, current 5% or greater stockholders and affiliated entities will together beneficially own approximately 61.8% of our common stock outstanding after this offering (or 60.9% if the underwriters exercise their over-allotment option in full), with Jay Chaudhry, our president, chief executive officer and chairman of our board of directors, and affiliates of Mr. Chaudhry beneficially owning approximately 22.9% (or 22.5% if the underwriters exercise their over-allotment option in full) of our common stock.

Indications of interest

Certain entities associated with Charles Giancarlo, Lane Bess, Scott Darling and Karen Blasing, each a member of our board of directors, have indicated an interest in purchasing up to an aggregate of approximately $5.0 million of shares of our common stock in this offering (or an aggregate of 357,142 shares based on the midpoint of the estimated offering price range set forth on the cover page of this prospectus) at the initial public offering price.

Assuming the purchase in full of these shares, 11,642,858 shares of common stock sold in this offering by us, plus any shares sold if the underwriters exercise their over-allotment option in this offering, will be freely tradable in the public market without restriction or further registration under the Securities Act.

Consolidated balance sheet data

	January 31, 2018
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$71,569	$71,569	$222,309
Working capital(4)	$1,758	$1,758	$152,498
Total assets	$188,172	$188,172	$338,912
Deferred revenue, current and noncurrent	$119,257	$119,257	$119,257
Redeemable convertible preferred stock	$206,086	$—	$—
Accumulated deficit	$(180,367)	$(180,367)	$(180,367)
Total stockholders’ (deficit) equity	$(167,058)	$39,028	$189,768

(1)	The pro forma column reflects the automatic conversion of all outstanding shares of our convertible preferred stock into 72,500,750 shares of common stock immediately prior to the completion of this offering.
(2)	The pro forma as adjusted column further reflects the receipt of $150.7 million in net proceeds from our sale of shares of common stock in this offering at an assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	Each $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, the amount of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by $11.2 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1.0 million in the number of shares we are offering would increase or decrease, respectively, the amount of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $13.0 million, assuming the initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.
(4)	Working capital is defined as current assets less current liabilities.

Capitalization	Each $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by $11.2 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1.0 million in the number of shares we are offering would increase or decrease, respectively, the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $13.0 million, assuming the initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, total capitalization and shares of common stock outstanding as of January 31, 2018, would be $245.7 million, $401.2 million, $213.2 million, $213.2 million and 119,131,507 shares, respectively.

Dilution	After giving effect to our sale in this offering of 12,000,000 shares of our common stock, at an assumed initial public offering price of $14.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of January 31, 2018 would have been approximately $147.5 million, or $1.26 per share of our common stock. This represents an immediate increase in pro forma net tangible book value of $1.29 per share to our existing stockholders and an immediate dilution of $12.74 per share to investors purchasing shares in this offering at the assumed initial offering price.

A $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma net tangible book value, as adjusted to give effect to this offering, by $0.09 or $0.10 per share, respectively, and would increase or decrease, as applicable, the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering by $0.91 or $0.90 per share, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

Each 1.0 million increase or decrease in the number of shares offered by us as set forth on the cover page of this prospectus, would increase or decrease our pro forma net tangible book value, as adjusted to give effect to this offering, by $0.10 per share, and would increase or decrease, as applicable, the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering by $0.10 per share, assuming that the assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

Existing stockholders will make up 89.8% of the total shares of common stock outstanding after this offering and new public investors will make up 10.2% of the total shares of common stock outstanding after this offering.

Except as otherwise indicated, the above assumes no exercise by the underwriters of their over-allotment option. If the underwriters exercise their over-allotment option in full, our existing stockholders would own 88.4% and the investors purchasing shares of our common stock in this offering would own 11.6% of the total number of shares of our common stock outstanding immediately after completion of this offering.

Principal stockholders

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number of Shares	%	Number of Shares	%
5% Stockholders:
Ajay Mangal, as trustee(1)	29,824,532	28.3	29,824,532	25.4
Entities Affiliated with TPG(2)	9,146,477	8.7	9,146,477	7.8

Executive Officers and Directors:
Jay Chaudhry(3)	26,848,704	25.5	26,848,704	22.9
Remo Canessa(4)	1,000,000	*	1,000,000	*
William Welch(5)	866,666	*	866,666	*
Lane Bess(6)	2,082,417	2.0	2,082,417	1.8
Karen Blasing(7)	233,332	*	233,332	*
Andrew Brown(8)	233,333	*	233,333	*
Scott Darling	—	*	—	*
Charles Giancarlo(9)	233,333	*	233,333	*
Nehal Raj(10)	—	*	—	*
Amit Sinha(11)	1,739,058	1.6	1,739,058	1.5
All executive officers and directors as a group (12 persons) (12)	34,695,890	32.3	34,695,890	29.1

Corresponding changes to the footnotes to the Principal stockholders table will be reflected in the Amendment No. 2 to the Registration Statement on Form S-1 relating to the offering.

Description of capital stock

Preferred Stock

After the completion of this offering, no shares of preferred stock will be outstanding, assuming the automatic conversion of all outstanding shares of our convertible preferred stock into 72,500,750 shares of common stock effective immediately prior to the completion of this offering, including the conversion of all of our outstanding shares of Series A, Series B, Series C redeemable and Series D redeemable convertible preferred stock. Pursuant to our amended and restated certificate of incorporation to be effective immediately prior to the completion of this offering, our board of directors will have the authority, without further action by the stockholders, to issue from time to time up to two hundred million shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying, deterring or preventing a change in control. Such issuance could have the effect of decreasing the market price of the common stock. We currently have no plans to issue any shares of preferred stock.

Registration Rights

The holders of an aggregate of 71,376,147 shares of our common stock (assuming automatic conversion of all outstanding shares of our convertible preferred stock into shares of common stock immediately prior to the completion of this offering), or their permitted transferees, are entitled to demand registration rights.

The holders of an aggregate of 72,500,750 shares of our common stock (assuming automatic conversion of all outstanding shares of our convertible preferred stock into shares of common stock immediately prior to the completion of this offering) or their permitted transferees are entitled to various registration rights.

Note 2 to Consolidated Financial Statements

Unaudited Pro Forma Balance Sheet Information and Pro Forma Net Loss Per Share

The accompanying pro forma consolidated balance sheet information as of January 31, 2018 has been prepared assuming the automatic conversion of all outstanding shares of convertible preferred stock into 72,500,750 shares of common stock. The unaudited pro forma net loss per share for fiscal 2017 and for the six months ended January 31, 2018 has been computed to give effect to the automatic conversion of our convertible preferred stock into common stock as though the conversion had occurred as of the beginning of the period.

Note 9 to Consolidated Financial Statements

Unaudited Pro Forma Net Loss Per Share

We have presented the unaudited pro forma basic and diluted net loss per share for fiscal 2017 and the six months ended January 31, 2018, which has been computed to give effect to the conversion of our convertible preferred stock into common stock. The unaudited pro forma net loss per share for fiscal 2017 and for the six months ended January 31, 2018 has been computed to give effect to the automatic conversion of our convertible preferred stock into common stock as though the conversion had occurred as of the beginning of the period.

The following table sets forth the computation of our unaudited pro forma basic and diluted net loss per share:

	Year Ended July 31, 2017	Six Months Ended January 31, 2018
	(in thousands, except per share data)
Numerator:
Net loss attributable to common stockholders	$(45,030)	$(23,022)
Accretion of Series C and D redeemable convertible preferred stock	9,570	5,109

Net loss	$(35,460)	$(17,913)

Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	29,221	31,125
Pro forma adjustment to reflect assumed conversion of our convertible preferred stock	72,501	72,501

Weighted-average shares used in computing pro forma net loss per share, basic and diluted	101,722	103,626

Pro forma net loss per share, basic and diluted	$(0.35)	$(0.17)

Conforming changes will be deemed made wherever applicable in the Preliminary Prospectus to reflect the changes in the estimated offering price range described above. Such conforming changes will be reflected in the Amendment No. 2 to the Registration Statement on Form S-1 relating to the offering.

Zscaler, Inc., the issuer, has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request them from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; or Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282 (telephone: (866) 471-2526 or email: prospectus-ny@ny.email.gs.com).